                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*

                             GREENFIELD ONLINE, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                   395150 10 5
                                 (CUSIP Number)

                                       N/A
             (Date of Event Which Requires Filing of this Statement)







Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ]Rule 13d-1(c)
         [X] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 395150 10 5                                          Page 2 of 7 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  1.     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


         UBS CAPITAL II LLC

--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [ ]

--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------

     NUMBER OF       5.   SOLE VOTING POWER
      SHARES              Options exercisable for 40,000 shares of Common Stock.
   BENEFICIALLY
     OWNED BY        -----------------------------------------------------------
       EACH          6.   SHARED VOTING POWER
     REPORTING            0
      PERSON         -----------------------------------------------------------
       WITH          7.   SOLE DISPOSITIVE POWER
                          Options exercisable for 40,000 shares of Common
                          Stock.
                     -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         Options exercisable for 40,000 shares of Common Stock.

--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0.2%

--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*
         OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13G
CUSIP No. 395150 10 5                                          Page 3 of 7 Pages
--------------------------------------------------------------------------------


  1.     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         UBS AG

--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [ ]

--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     CITIZENSHIP OR PLACE OF ORGANIZATION
         Switzerland

--------------------------------------------------------------------------------
     NUMBER OF       5.   SOLE VOTING POWER
      SHARES              7,089 shares of Common Stock.
   BENEFICIALLY
     OWNED BY        -----------------------------------------------------------
       EACH          6.   SHARED VOTING POWER
     REPORTING            Options exercisable for 40,000 shares of Common Stock.
      PERSON
       WITH          -----------------------------------------------------------
                     7.   SOLE DISPOSITIVE POWER
                          7,089 shares of Common Stock.

                     -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
                          Options exercisable for 40,000 shares of Common Stock.
--------------------------------------------------------------------------------
  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         47,089 shares of Common Stock, including: 7,089 shares of Common Stock; Options exercisable for 40,000 shares of Common Stock.

--------------------------------------------------------------------------------
   10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0.2%

--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1(A).        NAME OF ISSUER:

                  Greenfield Online, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  21 River Road
                  Wilton, Connecticut 06897

ITEM 2(A).        NAME OF PERSONS FILING:

                  This statement is filed by:

                  UBS Capital II LLC
                  UBS AG

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  UBS Capital II LLC
                  48 Signal Road
                  Stamford, Connecticut 06902-7916
                  USA

                  UBS AG
                  Bahnhofstrasse 45
                  8021 Zurich
                  SWITZERLAND

ITEM 2(C).        CITIZENSHIP:

                  UBS Capital II LLC is a Delaware limited liability company. UBS AG is a Swiss banking corporation.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $0.0001 per share

ITEM 2(E).        CUSIP NUMBER:

                  395150 10 5

ITEM  3.          IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
                  OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.



                               Page 4 of 7 Pages

ITEM 4.           OWNERSHIP:

                  Incorporated by reference to Items 5-11 of the cover pages.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this report.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10.          CERTIFICATION:

                  Not applicable.


                               Page 5 of 7 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 10, 2006

                                       UBS CAPITAL II LLC



                                       By:      /s/ Sandra Ward Costin
                                                -------------------------------
                                                Name:  Sandra Ward Costin
                                                Title: Executive Director

                                       By:      /s/ Louis R. Eber
                                                -------------------------------
                                                Name:  Louis R. Eber
                                                Title: Managing Director

                                       UBS AG



                                       By:      /s/ Regina A. Dolan
                                                -------------------------------
                                                Name:  Regina A. Dolan
                                                Title: Member of the GMB

                                       By:      /s/  Per Dyrvik
                                                -------------------------------
                                                Name:  Per Dyrvik
                                                Title: Managing Director


                               Page 6 of 7 Pages

                        AGREEMENT TO MAKE A JOINT FILING

                  UBS Capital II LLC and UBS AG each agrees that this Schedule 13G (including all amendments hereto) is filed by and on behalf of each such party.

Date: February 10, 2006

                                       UBS CAPITAL II LLC


                                       By:      /s/ Sandra Ward Costin
                                                -------------------------------
                                                Name:  Sandra Ward Costin
                                                Title: Executive Director

                                       By:      /s/ Louis R. Eber
                                                -------------------------------
                                                Name:  Louis R. Eber
                                                Title: Managing Director

                                       UBS AG


                                       By:      /s/ Regina A. Dolan
                                                -------------------------------
                                                Name:  Regina A. Dolan
                                                Title: Member of the GMB

                                       By:      /s/  Per Dyrvik
                                                -------------------------------
                                                Name:  Per Dyrvik
                                                Title: Managing Director


                               Page 7 of 7 Pages